Exhibit 1

2 January 2013

WPP plc

Return to the United Kingdom

Scheme of Arrangement becomes effective

The order made by the Jersey Court on 18 December 2012 sanctioning the Scheme of Arrangement between WPP plc (now renamed WPP 2012 Limited, “WPP”) and its share owners in relation to the introduction of a new Jersey incorporated and United Kingdom tax resident parent company (“New WPP”), as proposed in WPP’s circular dated 13 November 2012 (the “Scheme Circular”), has today been delivered to the Jersey Registrar of Companies and registered by him.

The Scheme of Arrangement has, accordingly, become effective and New WPP, which has adopted the name WPP plc, has become the new parent company of the WPP Group.

As a result of the Scheme, 1,265,424,113 new ordinary shares of ten pence each in the capital of New WPP (“New WPP Shares”) have been issued to former WPP Share Owners on a one-for-one basis.

The New WPP Shares have been admitted to the premium segment of the Official List maintained by the UKLA and dealings in New WPP Shares on the London Stock Exchange’s main market for listed securities commenced at 8.00 a.m. (London time) today, 2 January 2013. Dealings in New WPP ADSs are also expected to commence on NASDAQ at the opening of business (New York time) today.

The New WPP Shares to which former WPP Share Owners are entitled will:

(a)	to the extent the entitlement arises as a result of having held WPP Shares in uncertificated form, be credited to the appropriate CREST accounts of such share owners with effect from today; and

(b)

to the extent the entitlement arises as a result of having held WPP Shares in certificated form, be delivered in certificated form with the relevant new share certificates expected to be despatched by post, at such share owner’s risk, by no later than 15 January 2013.

A further announcement will be made on or around 10 January 2013 in relation to the New WPP Reduction of Capital.

Capitalised terms used but not defined in this announcement have the meanings given to them in the Scheme Circular.

Merrill Lynch International is acting as sponsor in relation to New WPP’s application for listing and as corporate broker to WPP and New WPP. Merrill Lynch International is acting for WPP and New WPP and no one else in connection with the Scheme and will not be responsible to anyone other than WPP and New WPP for providing the protections afforded to its clients or for providing advice in relation to the proposals or the contents of this announcement.

This announcement does not constitute an invitation or offer to sell or exchange or the solicitation of an invitation or offer to buy or exchange any security. None of the securities referred to in this announcement shall be sold, issued, subscribed for, purchased, exchanged or transferred in any jurisdiction in contravention of applicable law.

For further information:

Feona McEwan

+44 20 7408 2204

www.wppinvestor.com